Via EDGAR

February 1, 2021

Ethan Horowitz

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	loanDepot, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted on January 27, 2021
CIK No. 0001831631

Dear Mr. Horowitz,

Set forth below are the responses of loanDepot, Inc. (“we,” “our” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 29, 2021, with respect to the Company’s Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), CIK No. 0001831631, submitted to the Commission on January 27, 2020.

In addition, we have revised the Draft Registration Statement in response to the Staff’s comment and are publicly filing the Registration Statement on Form S-1 (the “Registration Statement”) concurrently with this letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

Amendment No. 2 to Draft Registration Statement on Form S-1

Capitalization, page 86

1.

We note that the pro forma column in the Capitalization table reflects several adjustments including the reorganization, the offering transaction, and the October transactions. Please address the following:

•	Revise your presentation to disaggregate (in columnar format) each of the significant transactions referenced.

•	Confirm to us that the pro forma adjustment(s) for the “October Transactions” include adjustments for each component as described on page iii.

•

We note your pro forma Capital (Equity) includes Class A, B, C, and D common stock, issued and outstanding; however, no amounts are reflected in the pro forma column. Revise to include footnote disclosure clarifying why no such amounts are presented.

•	Tell us why you include adjustments for the October transactions here; however, you do not reflect such adjustments in your pro forma financial statements beginning on page 96.

•

We note your presentation of a pro forma negative cash balance of $(33,496) here and $(38,496) on your unaudited pro forma consolidated balance sheet on page 97. Tell us why you believe, with reference to authoritative literature, it is appropriate to present a pro forma negative cash balance, as opposed to a liability or other presentation.

RESPONSE:

We have reviewed the pro forma column in the Capitalization table, including the adjustments for the reorganization, the offering transaction and the October Transactions along with the comments provided by the Staff.

a.	We have revised the presentation of the Capitalization table to disaggregate into columnar format to present each of the significant transactions referenced.

b.

We confirm that the pro forma adjustment includes adjustments for each component of the October Transactions with the exception of the Advance Receivables Trust and the retirement of our 2018 Securitization Facility. We have inserted explanatory footnotes detailing the rationale for foregoing adjustments for these components. i.

c.

As the par value of our Class A, B, C and D common stock is $.001, we did not believe the par value issued and outstanding was material and did not break it out from additional paid-in-capital. We have now separated the amount on to the individual lines and show a par value of $17,207 for Class A, $193,091 for Class C and $114,701 for Class D. There are no shares issued and outstanding for Class B.

d.

In October 2020, we included a Capitalization table in our prospectus that included the impact of the October Transactions as part of our 144A bond offering. Since we had previously disclosed a Capitalization table with this information to certain investors, we continued to include it in the Capitalization table for this offering. We did not include it in the Pro Forma Balance Sheet due to what we believed was an immaterial impact of $5 million on the cash and debt obligations, net. We have revised the Pro Forma Balance Sheet to include the impact of the October Transactions.

e.

The adjustments to cash in our Pro Forma Balance Sheet include tax distributions of $102.8 million as required under the Company’s operating agreement and $573.2 million of profits distributions that were approved by the Board and allowable under the Company’s operating agreement, net of $33.5 million in accrued expenses and other liabilities. We disclose that these distributions were made from not only the Company’s cash on hand at September 30, 2020, but also from cash generated from operations during the fourth quarter of 2020 and first quarter of 2021. We showed a negative balance of cash in the Pro Forma adjusted column so investors could see what the net impact on cash was for these distributions on cash generated during the fourth quarter of 2020 and first quarter of 2021. Additionally, the profits distributions are not required and are made upon Board approval only, thus we did not believe it represented a liability as the Company is not obligated to make the profit distributions under the operating agreement. We do not have specific authoritative literature to determine that the presentation of a negative cash balance is appropriate and thus we have revised the presentation to reclassify the negative cash balance and included within other liabilities on the Pro Forma Balance Sheet. We will also add detail in the footnote to ensure the reclassification from cash to other liabilities is clearly detailed.

Reconciliation of Non-GAAP Measures, Page 93

2.

We note your response to comment 11 and reissue our comment in part. Please revise to quantify each of the components of this adjustment and provide us with a reconciliation to the amounts disclosed in your financial statements and related footnotes.

RESPONSE:

We have added additional reconciliation tables into footnote (2) for the realized and unrealized (gains) losses from derivative assets and liabilities to reconcile the total amounts in the Non-GAAP reconciliations to the total amounts disclosed in the table on page F-28.

Unaudited Pro Forma Consolidated Financial Information, page 96

3.

We note that the pro forma information is prepared to give effect to the Offering Transactions. However, it does not appear that there are any adjustments or footnotes describing the net proceeds received and used from the Offering, as described on page 84. Please tell us why, and revise to include adjustments with footnotes describing these activities and any related impacts, as necessary.

RESPONSE:

As disclosed on page 84, all of the net proceeds received will be used to purchase Holdco Units from Exchanging Members and thus there are no net proceeds that will remain with the Company. As the net proceeds to the Company nets to zero we did not include in the Pro Forma Balance Sheet. We have revised the table and included footnotes to show the net proceeds activities and related impacts to the Pro Forma Balance.

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page 98

4.

We note your disclosure of the items and activities described in footnotes 2, 3 and 4. However, it is unclear how the description and amounts in the footnote reconcile to the adjustment amounts presented on the face of the Unaudited Pro Forma Consolidated Balance Sheet on page 97. Please revise to expand your disclosures to include more detailed information to reconcile the amounts and items described in the footnote to the adjustment amounts presented on the face of the pro forma balance sheet.

RESPONSE:

We have expanded the disclosure to provide the numerical total of the transaction costs in footnote (3) to allow for the reader to reconcile to the adjustments. We have also added an additional column to breakout the adjustments so they more clearly reconcile to amounts referred to in the footnotes.

Notes to the Consolidated Financial

Statements Note 14 - Equity Based

Compensation, page F 4

5.

We note from your disclosure that in June 2020 you exchanged 219,098,855 Class V units for 631,851,581 Class X Units, and that the modification resulted in $6.4 million in share- based compensation expense based on the market value of the units at the modification date. Please explain to us how you determined the fair value of the common stock underlying your equity issuances (i.e., the aforementioned exchange transaction) and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.

RESPONSE:

The Company engaged a third party valuation firm to perform a fair value of equity valuation analysis that was used to determine the fair value of the Class X common units. The fair value of equity was determined using the income approach with a discounted cash flow model and the market approach with guideline publicly-traded companies. The resulting fair value of equity was then used as an input and a probability weighting of the outcome of various scenarios in which a Class X common unit would achieve liquidity through the Company’s operating agreement including sale, IPO or bankruptcy and then applying an appropriate marketability discount to determine grant date fair value of each Class X common unit.

The recent valuations of our common stock as part of our IPO include information that was not available or did not exist at the time of the valuation in the first half of 2020, including new publicly-traded market comparable companies. The Company, as well as other peers throughout the industry, have seen record growth and volume during the second half of 2020. The Company used what management believed was a realistic forecast of financial performance for 2020 as input into the discounted cash flow model based on market conditions and expectations at the time. Actual results for 2020 significantly outperformed these inputs as demand and volume continued to reach levels never before seen in the market during the second half of 2020. In addition to the outperformance of our 2020 forecast, the multiples that our guideline publicly traded companies are valued at have increased by over 250% from the first half of 2020 to today. We also have the addition of new comps from similar companies that have gone public during the last six months. These new mortgage company comps are trading at multiples that are more than 600% greater than the average revenue multiple used from our comparable companies in the first half of 2020. The combination of this outperformance of early 2020 forecasts combined with the increases in the number of publicly-traded comparable companies and the multiples they trade at has driven the significant increase in our valuation from the first half of 2020 to the timing of our IPO. Finally, we believe that the illiquidity discount associated with being a private company will no longer apply after this offering, and is reflected in an increase in the fair market value per share of common stock.

Please direct any questions that you may have with respect to the foregoing and any requests for additional supplemental information that may be required by the Staff to Joshua N. Korff, P.C. of Kirkland & Ellis LLP at (212) 446-4943 or Michael Kim, P.C. of Kirkland & Ellis LLP at (212) 446-4746.

Very truly yours, LOANDEPOT, INC.

By:	Peter A. L. Macdonald
Name:	Peter A. L. Macdonald
Title:	Secretary and Executive Vice President

Enclosures

cc:	Robert Klein (Securities and Exchange Commission)
Hugh West (Securities and Exchange Commission)
Ethan Horowitz (Securities and Exchange Commission)
Jessica Livingston (Securities and Exchange Commission)
J. Nolan McWilliams (Securities and Exchange Commission)
Anthony Hsieh (loanDepot, Inc.)
Patrick Flanagan (loanDepot, Inc.)
Joshua N. Korff, P.C. (Kirkland & Ellis LLP)
Michael Kim, P.C. (Kirkland & Ellis LLP)
Michael Kaplan (Davis Polk & Wardwell LLP)
Yasin Keshvargar (Davis Polk & Wardwell LLP)